[DUCOMMUN INCORPORATED LETTERHEAD]

November 18, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington D.C. 20549

Attention: Max A. Webb

Re:	Ducommun Incorporated Registration Statement on Form S-4

Filed October 7, 2011 (File No. 333-177231)

Form 10-K for the fiscal year ended December 31, 2010

Filed February 22, 2011

Form 10-Q for the quarter ended July 2, 2011

Filed August 9, 2011 (File No. 001-08174)

Dear Mr. Webb:

Ducommun Incorporated (the “Company,” “we” or “our”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4 (File No. 333-177231) filed with the Commission on October 7, 2011 (the “Registration Statement”), the Company’s Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-08174) filed with the Commission on February 22, 2011, and the Company’s Form 10-Q for the quarter ended July 2, 2011 (File No. 001-08174) filed with the Commission on August 9, 2011. We have endeavored to respond fully to each of your comments and questions. For your convenience, we have reproduced your numbered comments in bold italicized text below before our corresponding response. We have filed today with the Commission Amendment No.1 to the Registration Statement (the “Amended Registration Statement”).

S-4

Exhibit 5.2

1.	Investors are entitled to rely on the legality opinion. Please have counsel remove the limitation on reliance in the last sentence of the last paragraph on page 3.

In response to the Staff’s comment, counsel has revised its legality opinion to remove the limitation cited by the Staff and the Company has filed the revised opinion as Exhibit 5.2 to the Amended Registration Statement.

Exhibit 5.3

2.	It is not appropriate to qualify the legality opinion based on counsel’s knowledge. Please have counsel revise paragraphs 2.5 and 2.7 accordingly and remove paragraph 4.5.

In response to the Staff’s comments, counsel has revised its legality opinion to remove the knowledge qualifiers cited by the Staff in paragraphs 2.5 and 2.7 and has removed the paragraph previously designated as 4.5. The Company has filed the revised opinion as Exhibit 5.3 to the Amended Registration Statement.

3.	Please have counsel remove paragraphs 3.5 and 3.8 or tell us why these assumptions are appropriate.

In response to the Staff’s comments, counsel has revised its legality opinion to remove the assumptions cited by the Staff in paragraphs 3.5 and 3.8. The Company has filed the revised opinion as Exhibit 5.3 to the Amended Registration Statement.

4.	The qualification in paragraph 4.3 is an inappropriate limitation on the scope of the opinion and inconsistent with the first sentence in paragraph 4.4. Please have counsel revise accordingly.

In response to the Staff’s comment, we note that Arizona Revised Statutes Section 43-1152 et seq. relates to the suspension of corporate powers in the event an Arizona corporation fails to pay certain taxes. The intent of the limitation was to confirm that counsel is not opining as to whether or not Ducommun LaBarge Technologies, Inc. has paid its taxes in accordance with the statute. However, in response to the Staff’s comment, counsel has revised its legality opinion to remove the qualification in paragraph 4.3 and has added a clarifying assumption that Ducommun LaBarge Technologies, Inc.’s corporate powers have not been suspended for failure to pay such taxes as paragraph 3.7. The Company has filed the revised opinion as Exhibit 5.3 to the Amended Registration Statement.

Exhibit 5.4

5.	Please have counsel revise assumption (e) to limit the assumption to parties other than Ducommun Subsidiaries.

In response to the Staff’s comment, counsel has revised its legality opinion to limit assumption (e) to parties other than the Ducommun Subsidiaries. The Company has filed the revised opinion as Exhibit 5.4 to the Amended Registration Statement.

Form 10-Q for the Quarter Ended July 2, 2011

Item 1A. Risk Factors, page 39

6.	Refer to your discussion of the risks associated with your concentrated base of customers on page 44. We note that American Superconductor has filed restated financial statements as a result of recent developments in their relationship with Sinovel. Please tell us whether and, if so, how you expect these developments to significantly impact your financial position and/or results of operations.

In response to the Staff’s comment, the Company advises the Staff that it does not expect the financial condition of American Superconductor to significantly impact the Company’s financial position and/or results of operations. On a pro forma basis, 2010 sales to American Superconductor were only 4% of the Company’s total sales. Since the Company’s acquisition of LaBarge, Inc., which was consummated on June 28, 2011, the Company’s sales to American Superconductor have been less than $1 million and the Company expects future sales to be less than 1% of the Company’s total annual sales on a going forward basis. In recognition of the immateriality of the Company’s business relationship with American Superconductor on a going forward basis, the Company eliminated the discussion of American Superconductor from its risk factors in its most recently filed Quarterly Report on Form 10-Q for the quarter ended October 1, 2011, which was filed with the Commission on November 7, 2011.

*        *        *

In connection with the Company’s response to the Staff’s Comment Letter, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (310) 513-7213 or our outside counsel, Dhiya El-Saden of Gibson, Dunn & Crutcher LLP, at (213) 229-7196.

Sincerely,

/s/ James S. Heiser

James S. Heiser

Vice President, General Counsel and Secretary

cc:	Dhiya El-Saden, Esq.

Gibson, Dunn & Crutcher LLP

4